Exhibit 2.2

SEPARATION AGREEMENT

by and between

RADIANT SYSTEMS, INC.

and

WAVE ENTERPRISE SYSTEMS, INC.

Dated as of             , 2003

(i)

Exhibits
Exhibit A	Reseller and Services Agreement
Exhibit 1.1.17	Employee Benefits Agreement
Exhibit 1.1.52	Right of First Refusal and Purchase Option Agreement
Exhibit 1.1.56	Sublease and Facilities Agreement
Exhibit 1.1.59	Tax Disaffiliation Agreement

Schedules
Schedule 1.1.18(c)	Transferred Assets
Schedule 1.1.20(a)	Supply or Vendor Contracts
Schedule 1.1.20(c)	Other Contracts
Schedule 1.1.21	Enterprise Expenses
Schedule 1.1.25(a)	Excluded Assets
Schedule 1.1.25(c)	Excluded Contracts
Schedule 2.1(c)	Timing of Delayed Transfer Assets and Delayed Transfer Liabilities
Schedule 2.13	Indemnification Agreements

(ii)

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT (this “Agreement”), dated as of             , 2003, by and between RADIANT SYSTEMS, INC., a Georgia corporation (“Radiant”), and WAVE ENTERPRISE SYSTEMS, INC., a Georgia corporation (“Enterprise”);

W I T N E S S E T H:

WHEREAS, Enterprise is currently a wholly owned subsidiary of Radiant;

WHEREAS, Radiant currently conducts the Radiant Business (as defined herein) and the Enterprise Business (as defined herein), owns the Radiant Assets (as defined herein) and the Enterprise Assets (as defined herein) and is subject to the Excluded Liabilities (as defined herein) and Enterprise Liabilities (as defined herein);

WHEREAS, Radiant desires to transfer to Enterprise the Enterprise Business, Enterprise Assets and Enterprise Liabilities so that immediately prior to the Closing Date (as defined herein), Enterprise will conduct the Enterprise Business, will own the Enterprise Assets and will be subject to the Enterprise Liabilities;

WHEREAS, the Board of Directors of Radiant (the “Board”), based upon the recommendation of the Special Committee (as defined herein), has determined that the separation of the Enterprise Business from Radiant pursuant to this Agreement and the Ancillary Agreements referred to herein immediately prior to the transfer of the Enterprise Stock (as defined herein) to Erez Goren (“Goren”) in exchange for the Radiant Shares (as defined herein) on the terms and subject to the conditions of the Share Exchange Agreement (the “Exchange Agreement”) dated as of October 10, 2003 between Radiant and Goren (the “Exchange”), is fair to and in the best interests of Radiant and its shareholders;

WHEREAS, concurrently with the execution of this Agreement, Radiant and Enterprise are entering into each of the Ancillary Agreements, including the Reseller and Services Agreement in the form attached hereto as Exhibit A (the “Reseller Agreement”), pursuant to which, among other things, (a) Radiant will become a preferred reseller of the Products (as defined herein), and (b) Enterprise will provide service and support for certain of the Enterprise Assets and certain hosting, support and professional services to certain customers of Radiant and its Subsidiaries;

WHEREAS, the parties hereto intend that the Separation (as defined herein) qualify as a tax-free “reorganization” under Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the parties hereto have determined to set forth the principal transactions required to effect the Separation and to set forth other agreements that will govern certain other matters relating to the Separation;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1.  General.    Unless otherwise defined herein or unless the context otherwise requires, as used in this Agreement, the following terms shall have the following meanings:

1.1.1 “Action” shall mean any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or any arbitration or mediation tribunal.

1.1.2 “Affiliate” shall mean, when used with respect to any specified Person, a Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract or otherwise. Any contrary provision of this Agreement notwithstanding, neither Radiant nor any of its Subsidiaries shall be deemed to be an Affiliate of Enterprise, and Enterprise shall not be deemed to be an Affiliate of Radiant.

1.1.3 “Agreement” shall mean this Agreement, including all of the Schedules and Exhibits hereto.

1.1.4 “Agreement Disputes” shall have the meaning set forth in Section 5.1 of this Agreement.

1.1.5 “Ancillary Agreements” shall mean all of the written agreements, instruments, understandings, assignments or other arrangements (other than this Agreement and the Exchange Agreement) entered into by the parties hereto in connection with the transactions contemplated hereby, including the Employee Benefits Agreement, the Reseller Agreement, the Right of First Refusal, Purchase Option and Repurchase Right Agreement, the Sublease Agreement, and the Tax Disaffiliation Agreement.

1.1.6 “Applicable Rate” shall mean the rate of interest per annum announced from time to time by SunTrust Bank, as its prime lending rate.

1.1.7 “Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banking institutions located in Atlanta, Georgia are authorized or obligated by law or executive order to close.

1.1.8 “Cash Contribution” shall mean FOUR MILLION DOLLARS ($4,000,000.00).

1.1.9 “Change of Control” shall mean, with respect to Enterprise, any of the following: (i) any sale or transfer of all or substantially all of the assets of such party; (ii) any merger, consolidation or other business reorganization in which the holders of such party’s outstanding voting securities immediately prior to such transaction do not hold, immediately following such transaction, securities representing 50% or more of the combined voting power of the outstanding securities of the surviving entity; or (iii) the acquisition by any Person (as defined herein), of beneficial ownership (within the meaning of Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of securities representing 50% or more of the combined voting power of the then-outstanding securities of such party.

1.1.10 “Closing Date” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.11 “Competitive Offering” shall mean any software product with the primary purpose of managing retail customer sales transactions at the point of sale in petroleum and convenience stores, retail food service outlets or domestic cinemas, and that automates and tracks the placement and fulfillment of customer orders at the point of sale, integrates with credit and debit card payment processing systems, interfaces with other management information systems associated with the order fulfillment process, and is offered in the Restricted Territory; provided, however, that such term does not include any point-of-sale systems that are web hosted with the software and associated data residing centrally, outside the retail site.

1.1.12 “Contracts” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.13 “Consents” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.14 “Covered Persons” shall have the meaning ascribed to such term in Section 2.13.

1.1.15 “Delayed Transfer Assets” shall mean Enterprise Assets that are expressly provided in this Agreement or any Ancillary Agreement to be transferred after the date of this Agreement.

1.1.16 “Delayed Transfer Liabilities” shall mean any Enterprise Liabilities that are expressly provided in this Agreement or any Ancillary Agreement to be assumed after the date of this Agreement.

1.1.17 “Employee Benefits Agreement” shall mean the Employee Benefits Agreement by and between Radiant and Enterprise, which agreement shall be entered into prior to or on the Closing Date in the form attached hereto as Exhibit 1.1.17.

1.1.18 “Enterprise Assets” shall mean collectively (without duplication):

(a) the Cash Contribution;

(b) the Enterprise Products (as defined in the Reseller Agreement), including any and all rights in, arising out of, or associated with any: (i) United States and foreign patents and utility models and applications therefor, the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries (regardless of whether patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or resubmitted); (ii) trademarks, service marks, trade dress, trade names, brand names, Internet domain names and URLs, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration thereof; (iii) copyrights, including all renewals and extensions, copyrights registrations and applications for registration, and non-registered copyrights and moral rights; (iv) trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection); and (v) all computer software programs, including all source code, object code and documentation related thereto, that are embodied in the Enterprise Products;

(c) any and all assets set forth on Schedule 1.1.18(c) as assets to be transferred to Enterprise;

(d) subject to Section 2.11, any rights of Enterprise under any of the Insurance Policies, including any rights thereunder arising after the Closing Date in respect of any Insurance Policies that are occurrence policies;

(e) the Enterprise Contracts; and

(f) subject to Section 2.3, Unearned Revenues of the Enterprise Business.

Notwithstanding the foregoing, the Enterprise Assets shall not in any event include the Excluded Assets.

1.1.19 “Enterprise Business” shall mean (a) the business and operations of (i) the enterprise software business that develops, sells and services business enterprise software programs providing back-office solutions, workforce management and supply chain management (ii) such other business carried on by the Enterprise Software Systems segment of Radiant, and (b) except as otherwise expressly provided herein, any terminated, divested or discontinued businesses or operations that at the time of termination, divestiture or discontinuation primarily related to the Enterprise Business (as described in subsection (a) above) as then conducted, but in any event not the businesses and operations related to the Excluded Assets.

1.1.20 “Enterprise Contracts” shall means the following Contracts to which Radiant or any of its Affiliates is a party or by which it or any of its Affiliates or any of their respective assets is bound, whether or not in writing:

(a) any supply or vendor Contracts listed or described on Schedule 1.1.20(a);

(b) any Contract that is otherwise expressly contemplated pursuant to this Agreement or any of the Ancillary Agreements to be assigned to Enterprise; and

(c) the Contracts (including any related purchase and sales orders and commitments) and other documents listed or described on Schedule 1.1.20(c).

1.1.21 “Enterprise Expenses” shall mean the aggregate amount of the type of Liabilities incurred by Radiant on behalf of Enterprise or Goren set forth on Schedule 1.1.21 attached hereto, which in no event shall include any Liabilities primarily relating to, arising out of or resulting from the operation of the Enterprise Business in the ordinary course at any time prior to the Closing Date.

1.1.22 “Enterprise Indemnitees” shall have the meaning ascribed to such term in Section 3.1.

1.1.23 “Enterprise Liabilities” shall mean (without duplication):

(a) any and all Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be assumed by Enterprise, and all agreements, obligations and Liabilities of Enterprise under this Agreement or any of the Ancillary Agreements;

(b) all Liabilities (other than Taxes and any employee-related Liabilities which are specifically covered by the Tax Disaffiliation Agreement and the Employee Benefits Agreement, respectively) primarily relating to, arising out of or resulting from:

(i) the operation of the Enterprise Business or the Enterprise Assets at any time after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(ii) obligations arising from the Enterprise Contracts after the Closing Date; or

(iii) any Liabilities arising from any misappropriation or any infringement by, or conflict of, the Products with any patent, copyright, trade name, trade secret, trademark or other intellectual property rights of any Person other than any member of the Radiant Group, whether occurring prior to, on or after the Closing Date, exclusive of any Liability for claims directly related to and resulting from (A) the modification or enhancement of the Products performed by any member of the Radiant Group with the Tools (as such term is defined in the Reseller Agreement) or otherwise without the express written consent of Enterprise, (B) the use of the Products by a Customer of any member of the Radiant Group other than as permitted under the Reseller Agreement or (C) use of the Products in combination with any other computer software programs, equipment or technology other than in accordance with the Documentation (as such term is defined in the Reseller Agreement); and

(c) the outstanding obligations of Radiant to make payments of the “Performance Component” of the “Purchase Price,” as such terms are defined in that certain Asset Purchase and License Agreement dated as of June 30, 2001, between Radiant and Tricon Restaurant Services Group, Inc. which a subsidiary of YUM! Brands, Inc. and is not known as YUM Restaurant Services Group, Inc. (“YUM”), as amended through the date hereof (the “YUM Asset Purchase Agreement”), including such amendments as are set forth in that certain Binding Letter of Intent dated October 6, 2003 between Radiant and YUM (the “YUM LOI”), on the terms and subject to the limitations set forth therein.

Notwithstanding the foregoing, the Enterprise Liabilities shall not include the Excluded Liabilities.

1.1.24 “Exchange Act” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.25 “Excluded Assets” shall mean:

(a) the assets listed or described on Schedule 1.1.25(a);

(b) any and all Assets that are expressly contemplated by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as assets to be retained by Radiant or any other member of the Radiant Group; and

(c) any Contract listed or described on Schedule 1.1.25(c).

1.1.26 “Excluded Liabilities” shall mean:

(a) any and all Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be retained or assumed by Radiant or any other member of the Radiant Group, and all agreements and obligations of any member of the Radiant Group under this Agreement or any of the Ancillary Agreements;

(b) any and all Liabilities primarily relating to, arising out of or resulting from any Excluded Assets;

(c) all Liabilities (other than Taxes and any employee-related Liabilities which are specifically covered by the Tax Disaffiliation Agreement and the Employee Benefits Agreement, respectively) primarily relating to, arising out of or resulting from:

(i) the operation of the Radiant Business, as conducted at any time prior to, on or after the Closing Date

(ii) except as set forth in Section 1.24(b)(iii), the operation of the Enterprise Business, as conducted at any time prior to the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person’s authority) and the ownership of the Enterprise Assets and the performance of the Enterprise Contracts prior to the Closing Date); or

(iii) any Radiant Assets, whether arising before, on or after the Closing Date; and

(d) any and all Liabilities of Radiant to satisfy its outstanding obligations to make payments of the “Cash Component” of the “Purchase Price,” as such terms are defined in the YUM Asset Purchase Agreement, on the terms and subject to the limitations set forth therein.

1.1.27 “GAAP” shall mean United States generally accepted accounting principles.

1.1.28 “Governmental Approvals” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.29 “Governmental Authority” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.30 “Indemnifying Party” shall have the meaning set forth in Section 3.3(a) of this Agreement.

1.1.31 “Indemnitee” shall have the meaning set forth in Section 3.3(a) of this Agreement.

1.1.32 “Information” shall mean information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

1.1.33 “Insurance Policies” shall mean the insurance policies of Radiant written by any insurance carrier, pursuant to which Enterprise (or its officers or directors) will be an insured party after the Closing Date.

1.1.34 “Insurance Proceeds” shall mean those monies: (a) received by an insured from an insurance carrier; or (b) paid by an insurance carrier on behalf of the insured; in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof.

1.1.35 “Law” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.36 “Liabilities” shall mean any and all debts, liabilities, obligations, responsibilities, response actions, losses, claims, charges, demands, causes of actions, payments, costs and expenses, sums of money, accounts, reckonings, bonds, specialties, indemnities and similar obligations, exoneration, covenants, contracts, damages (whether compensatory, punitive or treble), fines, penalties and sanctions, controversies, agreements, promises, doings, omissions, variances, guarantees, make whole agreements and similar obligations, and other liabilities and requirements, all contractual obligations, including those arising under this Agreement or any Ancillary Agreement, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including those arising under or in connection with any Law, Action, threatened Action, order or consent decree of any Governmental Authority, or any award of any arbitration tribunal, and those arising under any contract, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Authority, private party, or party to this Agreement, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys’ fees, disbursements and expenses of counsel, expert and consulting fees and costs related thereto or to the investigation or defense thereof, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.

1.1.37 “Notice” shall have the meaning set forth in Section 6.6 of this Agreement.

1.1.38 “Person” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.39 “Products” shall mean the Software (as such term is defined in the Reseller Agreement).

1.1.40 “Proxy Statement” shall have the meaning ascribed to such term in the Exchange Agreement..

1.1.41 “Radiant” shall have the meaning set forth in the preamble to this Agreement.

1.1.42 “Radiant Assets” shall mean any assets of Radiant or any of its Subsidiaries (other than Enterprise) other than the Enterprise Assets.

1.1.43 “Radiant Business” shall mean (a) the business and operations of (i) the site management systems business that provides (A) open point-of-sale technology for managing site operations of petroleum and convenience store, food service, and cinema businesses; (B) consumer-activated customer self-service systems allowing consumers to purchase tickets, place food orders, pay with a credit card, make inquiries, and view promotions through the use of a touch screen application for the food service, and cinema businesses; and (C) certain back-office systems allowing petroleum and convenience store operators to manage employees and inventory, schedule labor, automate daily reports, analyze costs, and forecast results of individual sites from headquarters; (ii) such other business carried on by the Store Systems segment of Radiant, and (iii) all other businesses (including the businesses and operations related to the Excluded Assets) conducted by Radiant not otherwise included in the Enterprise Business or Enterprise Assets; and (b) except as otherwise expressly provided herein, any terminated, divested or discontinued businesses or operations that at the time of termination, divestiture or discontinuation primarily related to the Radiant Business (as described in subsection (a) above) as then conducted, but in any event not the businesses and operations related to the Enterprise Assets.

1.1.44 “Radiant Group” shall mean Radiant, and each Person that is an Affiliate of Radiant immediately after the Closing Date (other than any Affiliate of Enterprise).

1.1.45 “Radiant Indemnitee” shall have the meaning ascribed to such term in Section 3.2.

1.1.46 “Radiant Shares” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.47 “Representative” shall mean, with respect to any Person, any of such Person’s former, current and future directors, officers, members, employees, agents, consultants, advisors, accountants, attorneys and representatives.

1.1.48 “Restricted Acquiring Person” shall mean any Person that provides a Competitive Offering in the Restricted Territory provided such Person either (a) derives revenues from software associated with Competitive Offerings on an annual basis in excess of $20 million or (b) derives revenues from software and hardware (either independently from, or in addition to, software) associated with Competitive Offerings on an annual basis in excess of $50 million.

1.1.49 “Restricted Change of Control Period” shall mean the period ending on the fourth anniversary of the Closing Date.

1.1.50 “Restricted Competition Period” shall mean the period ending on the fifth anniversary of the Closing Date.

1.1.51 “Restricted Territory” shall mean any state of the United States or any country in which Radiant conducts the Radiant Business as of the Closing Date.

1.1.52 “Right of First Refusal, Purchase Option and Repurchase Right Agreement” shall mean the Right of First Refusal, Purchase Option and Repurchase Right Agreement by and between Radiant and Enterprise, which Agreement shall be entered into prior to or on the Closing Date in the form attached hereto as Exhibit 1.1.52 pursuant to which Radiant will grant to Enterprise a Right of First Refusal and Option on certain real property.

1.1.53 “Rules” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.54 “Separation” shall mean the transfer of the Enterprise Assets to Enterprise and the assumption by Enterprise of the Enterprise Liabilities, in each case, effective immediately prior to the Closing Date, all as more fully described in this Agreement and the Ancillary Agreements.

1.1.55 “Special Committee” shall have the meaning ascribed to such term in the Exchange Agreement.

1.1.56 “Sublease Agreement” shall mean the Sublease and Facilities Agreement by and between Radiant and Enterprise, which agreement shall be entered into prior to or on the Closing Date in the form attached hereto as Exhibit 1.1.56, pursuant to which Radiant will sublease a building and lease certain equipment to, and share certain other facilities with, Enterprise.

1.1.57 “Subsidiary” shall mean with respect to any specified Person, any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided, however that no Person that is not directly or indirectly wholly owned by any other Person shall be a Subsidiary of such other Person unless such other Person controls, or has the right, power or ability to control, that Person.

1.1.58 “Taxes” shall have the meaning set forth in the Tax Disaffiliation Agreement.

1.1.59 “Tax Disaffiliation Agreement” shall mean the Tax Disaffiliation Agreement by and between Radiant and Enterprise, which agreement shall be entered into prior to or on the Closing Date in the form attached hereto as Exhibit 1.1.59.

1.1.60 “Third-Party Claim” shall have the meaning set forth in Section 3.4(a) of this Agreement.

1.1.61 “Unearned Revenues” shall mean all deposits, prepayments, amounts billed and unpaid, and other funds that Radiant has received or is entitled to receive on or prior to the Closing Date in connection with products or services sold or performed or to be sold or performed, but that have not been recognized as revenue in accordance with GAAP, including prepaid support billed 90 days prior to the Closing Date.

SECTION 1.2.   Reference; Interpretation.    References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Neither this Agreement nor any Ancillary Agreement shall be construed against either party as the principal draftsman hereof or thereof. Unless expressly stated to the contrary in this Agreement or in any Ancillary Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to the instant immediately prior to the Closing Date regardless of any amendment or restatement hereof.

ARTICLE II

THE SEPARATION AND OTHER TRANSACTIONS;

CERTAIN COVENANTS

SECTION 2.1.   The Transfer of Assets and Assumption of Liabilities.

(a) Radiant hereby contributes, assigns, transfers, conveys and delivers to Enterprise, and agrees to cause its applicable Subsidiaries to contribute, assign, transfer, convey and deliver to Enterprise, and Enterprise hereby accepts from Radiant and its Subsidiaries, all of Radiant’s and its Subsidiaries’ respective right, title and interest in all Enterprise Assets, other than the Delayed Transfer Assets.

(b) Enterprise hereby accepts, assumes and agrees faithfully to perform and fulfill all the Enterprise Liabilities, other than the Delayed Transfer Liabilities, in accordance with their respective terms.

(c) Each of the parties hereto agrees that the Delayed Transfer Assets will be contributed, assigned, transferred, conveyed and delivered, and the Delayed Transfer Liabilities will be accepted and assumed, in accordance with the terms of the agreements that provide for such contribution, assignment, transfer, conveyance and delivery, or such acceptance and assumption, after the date of this Agreement or as otherwise set forth on Schedule 2.1(c). Following such contribution, assignment, transfer, conveyance and delivery of any Delayed Transfer Asset, or the acceptance and assumption of any Delayed Transfer Liability, the applicable Delayed Transfer Asset or Delayed Transfer Liability shall be treated for all purposes of this Agreement and the Ancillary Agreements as an Enterprise Asset or an Enterprise Liability, as the case may be.

(d) If and to the extent that the valid, complete and perfected transfer or assignment to Enterprise of any Enterprise Assets would be a violation of applicable Laws or require any Consent or Governmental Approval in connection with the Separation or the Exchange, then, unless the parties shall mutually determine otherwise, the transfer or assignment to Enterprise, as the case may be, of such Enterprise Assets, respectively, shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or such Consents or Governmental Approvals have been obtained. Notwithstanding the foregoing, such Asset shall be deemed an Enterprise Asset for purposes of determining whether any Liability is an Enterprise Liability.

(e) In the event that at any time or from time to time (whether prior to or after the Closing Date), any party hereto (or any member of such party’s respective group), shall receive or otherwise possess any asset that is allocated to any other Person pursuant to this Agreement or any Ancillary Agreement, such party shall promptly transfer, or cause to be transferred, such asset to the Person so entitled thereto. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for any such other Person.

(f) In furtherance of the contribution, assignment, transfer and conveyance of Enterprise Assets and the acceptance and assumption of Enterprise Liabilities set forth in Section 2.1(a) and (b) simultaneously with the execution and delivery hereof or as promptly as practicable thereafter, (i) Radiant shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence and effect the transfer, conveyance and assignment of all of Radiant’s and its Subsidiaries’ right, title and interest in and to the Enterprise Assets to Enterprise pursuant to Georgia law or the Laws of one of the other states of the United States or, if not appropriate for a given transfer, and for transfers to be effected pursuant to non-U.S. Laws, in such other form as the parties shall reasonably agree, and (ii) Enterprise shall execute and deliver to Radiant and its Subsidiaries such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Enterprise Liabilities by Enterprise, in any such case.

SECTION 2.2.  Adjustment of the Cash Contribution.    The Cash Contribution shall be subject to adjustment so as to be reduced by an amount equal to the Enterprise Expenses.

SECTION 2.3.  Unearned Revenues.    Notwithstanding any provision hereof to the contrary, all Unearned Revenues that are attributable to the Legacy Contracts and Reseller Legacy Clients (as such terms are defined in the Reseller Agreement), shall continue to be held by Radiant as security for Enterprise’s obligation to perform the services or deliver the software associated with such Unearned Revenues. Promptly (but in any event, within five (5) Business Days) after receipt by Radiant of Notice from Enterprise that it has performed the services or delivered the software associated with such Unearned Revenues, together with such evidence of performance as shall be reasonably requested by Radiant (which may include customer confirmation), Radiant shall deliver to Enterprise an amount of cash in same day funds equal to such Unearned Revenues.

SECTION 2.4.  Ancillary Agreements.    Effective as of the Closing Date, the parties shall execute and deliver all Ancillary Agreements to which it is a party.

SECTION 2.5.  Limited Representations or Warranties.    Each of the parties hereto understands and agrees that no party hereto is, in this Agreement, in any Ancillary Agreement or in any other agreement or document contemplated by this Agreement, any Ancillary Agreement or otherwise, making any representation or warranty whatsoever to any other party as to the value, quality or condition of any assets of such party, and all such representations and warranties are hereby disclaimed and negated. The parties also agree and understand that there are no warranties whatsoever, whether express or implied, given by any party to this Agreement, as to the condition, quality, merchantability or fitness for a particular purpose of any of the assets, businesses or other rights transferred or retained by the parties, as the case may be, and all such assets, businesses and other rights shall be “as is, where is” and “with all faults” (provided that the absence of warranties given by the parties shall not negate the assumption of Liabilities under this Agreement and shall have no effect on any manufacturers, sellers, or other third party warranties that are intended to be transferred with such assets). Notwithstanding the foregoing, however, from and after the Closing Date, Radiant shall be solely responsible for Excluded Liabilities, and Enterprise shall be solely responsible for Enterprise Liabilities.

SECTION 2.6.  Witness Services.    After the Closing Date, except in the case of an adversarial Action by one party against another party, each party hereto shall use its reasonable best efforts to make available to each other party, upon written request, its respective Representatives as witnesses to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) may reasonably be required in connection with any Action in which the requesting party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all costs and expenses in connection therewith, and a party providing witness services to the other party under this Section 2.6 shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, reimbursement for payments made for any out-of-pocket expenses (which shall include the costs of salaries and benefits of employees who are witnesses) as may be reasonably incurred in providing such witness services.

SECTION 2.7.  Corporate Names; Trademarks.    Except as otherwise specifically provided in the Reseller Agreement or any other Ancillary Agreement, as soon as reasonably practicable after the Closing Date but in any event within six (6) months thereafter:

(a) Enterprise will: (i) at its own expense, remove (or, if necessary, on an interim basis, cover up) any and all exterior signs and other identifiers located on any of its real property or premises or on the real property or premises used by Enterprise (other than the premises occupied by Enterprise pursuant to the Sublease Agreement) which refer or pertain to Radiant or which include the Radiant or any Radiant Subsidiary name, logo or other trademark or service mark or any similar mark or any derivative thereof or other intellectual property included in the Radiant Assets; and (ii) remove from all letterhead, envelopes, invoices, products, product labels, product literature, brochures and other communications media of any kind, all references to Radiant, including the “Radiant Systems, Inc.” name, logo and any other trademark or service mark or other intellectual property included in the Radiant Assets (except that Enterprise shall not be required to take any such action with respect to materials in the possession of third parties); and

(b) Radiant will at its own expense, remove (or, if necessary, on an interim basis, cover up) any and all exterior signs and other identifiers located on the premises occupied by Enterprise pursuant to the Sublease Agreement which refer or pertain to Radiant or which include the Radiant or any Radiant Subsidiary name, logo or other trademark or service mark or any similar mark or any derivative thereof or other intellectual property included in the Radiant Assets.

SECTION 2.8.  Post-Separation Remittances.    Following the Closing Date, (i) Radiant will promptly remit to Enterprise, or reimburse Enterprise for, all amounts, and endorse or remit to Enterprise the proceeds of all checks, drafts, notes or other documents, received by Radiant or any of its Subsidiaries, that should have otherwise been paid to Enterprise; and (ii) Enterprise will promptly remit to Radiant, or reimburse Radiant for, all amounts, and endorse or remit to Radiant the proceeds of all checks, drafts, notes or other documents, received by Enterprise, that should have otherwise been paid to Radiant or any of its Subsidiaries.

SECTION 2.9.  Non-Solicitation.    For the period ending on the second anniversary of the Closing Date:

(a) Enterprise will not, directly or indirectly, solicit or recruit for its employment any employee of Radiant or any of its Subsidiaries (other than Enterprise immediately prior to the Closing Date) without the prior written consent of Radiant; provided, however, that nothing in this Section 2.12(a) shall (i) prohibit the hiring of any natural person who applied for employment with Enterprise solely in response to any public medium advertising or (ii) prohibit the hiring of any natural person whose employment with Radiant or any of its Subsidiaries terminated at least three (3) months prior to the date of such solicitation or recruitment for a bona fide reason not designed or intended to circumvent the provisions of this Section 2.9(a) and so long as such natural person was not solicited or recruited by Enterprise prior to the expiration of such three (3) month period.

(b) Radiant will not, and will not permit any of its Subsidiaries to, directly or indirectly, solicit or recruit for its employment any employee of Enterprise immediately after the Closing Date without the prior written consent of Enterprise; provided, however, that nothing in this Section 2.9(b) shall (i) prohibit the hiring of any natural person who applied for employment with Radiant or any of its Subsidiaries solely in response to any public medium advertising or (ii) prohibit the hiring of any natural person whose employment with Enterprise terminated at least three (3) months prior to the date of such solicitation or recruitment for a bona fide reason not designed or intended to circumvent the provisions of this Section 2.9(b) and so long as such natural person was not solicited or recruited by Radiant or any of its Subsidiaries prior to the expiration of such three (3) month period.

SECTION 2.10.  Prohibited Transactions.

(a) Consolidation, Merger, etc.    Enterprise hereby covenants and agrees that during the Restricted Change of Control Period, it will not engage in or consummate a Change of Control transaction with a Restricted Acquiring Person. In addition to the restriction in the preceding sentence, Enterprise shall not engage in or consummate any Change in Control transaction with any Person, unless such Person is a corporation, partnership, limited liability company or trust that expressly assumes, by a written agreement, executed and delivered to Radiant, in form reasonably satisfactory to Radiant, all of the liabilities, obligations and expenses to be assumed by Enterprise under this Agreement and the due and punctual performance or observance of every agreement and covenant of this Agreement and the Ancillary Agreements on the part of Enterprise to be performed or observed.

(b) Restrictive Covenants.    Enterprise covenants and agrees that during the Restricted Competition Period, it will not, in the Restricted Territory, (i) engage in the development or sale of Competitive Offerings on its own behalf, or (ii) own any interest in, or engage in or perform any development of services for any Person other than Radiant that develops or sells Competitive Offerings in the Restricted Territory, either as a partner, owner, consultant, or shareholder, if such Person either (A) derives revenues from software associated with Competitive Offerings on an annual basis in excess of $20 million or (B) derives revenues from software and hardware (either independently from, or in addition to, software) associated with Competitive Offerings on an annual basis in excess of $50 million. Notwithstanding the foregoing, nothing contained in this Section 2.10(b) shall prohibit Enterprise from (x) entering into strategic alliances, joint ventures or similar contractual commercial relationships with any Person for purposes of marketing, selling and distributing any Enterprise Assets, including the Products, or (y) holding and making investments in securities of any Person whose securities are traded on a national securities exchange or are quoted on Nasdaq or an over-the-counter market, provided that Enterprise’s equity interest in any such Person does not exceed five percent (by voting power) of the outstanding shares of capital stock of such Person.

(c) Reliance.    Enterprise acknowledges that Radiant would not consummate the transactions contemplated by this Agreement and the Ancillary Agreements without the assurance that Enterprise will not engage in the transactions and activities prohibited by this Section 2.10 as and for the periods set forth herein. In order to induce Radiant to consummate the Separation and the other transactions contemplated by this Agreement and the Ancillary Agreements, Enterprise agrees to the restrictions set forth in this Section 2.10.

(d) Remedies.    Each of Enterprise’s agreements contained in Section 2.9 and this Section 2.10 relates to matters of unique character and peculiar value impossible of replacement, and Enterprise acknowledges and agrees that breach of such agreements by Enterprise will cause Radiant irreparable injury, that the remedy at law for any breach of these agreements would be inadequate and that Radiant, in addition to other remedies available to it, shall be entitled to temporary restraining orders and temporary and permanent injunctive relief or other equitable remedies without the necessity of proving actual damages or of providing a bond so as to prevent a breach or threatened breach of these agreements and to secure the enforcement thereof.

SECTION 2.11.  Insurance.

(a) Radiant and Enterprise agree to cooperate in good faith to provide for an orderly transition of insurance coverage for the treatment of any Insurance Policies that will remain in effect following the Closing Date on a mutually agreeable basis.

(b) Except as otherwise provided in any Ancillary Agreement, the parties intend that the Enterprise Assets shall include all rights that Enterprise or its Affiliates may have as of the Closing Date as a subsidiary, affiliate, division or department of Radiant prior to the Closing Date under any policy of insurance issued to Radiant by any insurance carrier or under any agreements related to such policies executed and delivered prior to the Closing Date, including any rights Enterprise or any such Affiliate of Enterprise may have, as an insured or additional named insured, subsidiary, affiliate, division or department, to avail itself of any such policy of insurance or any such agreements related to such policies as in effect prior to the Closing Date. At the request of Enterprise and at Enterprise’s expense, Radiant shall take all reasonable steps, including the execution and delivery of any instruments, to effect the foregoing; provided, however that Radiant shall not be required to pay any amounts, waive any rights or incur any Liabilities in connection therewith.

(c) If, subsequent to the Closing Date, any Person shall assert a claim against Enterprise (including where Enterprise is a joint defendant with other Persons) with respect to any claim, suit, action, proceeding, injury, loss, liability, damage or expense incurred or claimed to have been incurred prior to the Closing Date in, or in connection with, the conduct of the Enterprise Business or the ownership of the Enterprise Assets, and which claim, suit, action, proceeding, injury, loss, liability, damage or expense may arise out of an insured or insurable occurrence under one or more of the Insurance Policies, Radiant shall, on behalf of Enterprise, assert a claim under the appropriate Insurance Policy and collect any related Insurance Proceeds under such Insurance Policy and remit promptly to Enterprise any Insurance Proceeds so collected. At the request of Enterprise, Radiant shall further on behalf of Enterprise assert any and all rights of an insured party under such Insurance Policy with respect to such asserted claim, specifically including rights of indemnity and the right to be defended by or at the expense of the insurer and the right to any applicable proceeds thereunder. From and after the Closing Date,

Radiant shall be solely responsible for administration of the Insurance Policies with respect to all Liabilities (including Enterprise Liabilities); provided, however, that the retention of such administrative responsibilities by Radiant is in no way intended to relieve Enterprise of the primary responsibility for reporting such third-party claim accurately, completely and in a timely manner or of Enterprise’s authority to settle any such third-party claim within any period permitted or required by the relevant Insurance Policy. Radiant may discharge its administrative responsibilities under this Section 2.11(c) by contracting for the provision of services by independent third parties. Enterprise shall pay any costs relating to defending any such claims to the extent such defense costs are not covered under such Insurance Policies. Enterprise shall reimburse Radiant promptly for all disbursements, out-of-pocket expenses and direct and indirect costs of employees or agents of Radiant relating to the administration of the Insurance Policies on behalf of Enterprise as contemplated by this Section 2.11. Enterprise shall not assert any claims under any of the Insurance Policies except through Radiant as provided in this Section 2.11.

(d) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Radiant Group in respect of any Insurance Policy or any other contract or policy of insurance.

(e) Enterprise does hereby agree that no member of the Radiant Group or any Radiant Indemnitee shall have any Liability whatsoever as a result of the insurance policies and practices of Radiant and its Affiliates as in effect at any time prior to the Closing Date, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

(f) Nothing in this Agreement shall be deemed to restrict Enterprise from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period.

SECTION 2.12.  Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use its commercially reasonable efforts, on and after the Closing Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements. Without limiting the foregoing, on and after the Closing Date, each party hereto shall cooperate with the other party, to execute and deliver, or use its best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the Enterprise Assets and the assignment and assumption of the Enterprise Liabilities and the other transactions contemplated hereby and thereby (other than the payment of money or the deposit of funds by one party on behalf of the other). Without limiting the foregoing, each party will, at the reasonable request, cost and expense of any other party, take such other actions as may be reasonably necessary to vest in such other party good and marketable title, free and clear of any lien, if and to the extent it is practicable to do so.

(b) If the transfer or assignment of any Enterprise Assets or Liabilities intended to be transferred or assigned hereunder is not consummated prior to or at the Closing Date, whether as a result of the provisions of Section 2.1(d) or for any other reason, then the Person retaining such Enterprise Asset or Enterprise Liability shall continue to take the actions required by Section 2.12(a) to consummate and make effective such transfer as soon as practicable after the Closing Date and, in the case of Enterprise Assets, shall use its best efforts to preserve the value of such Enterprise Assets until the time of transfer, and shall hold such Enterprise Asset for the use and benefit insofar as reasonably possible, of Enterprise. In addition, the Person retaining such Enterprise Asset shall take such other actions as may be reasonably requested by Enterprise in order to place Enterprise, insofar as reasonably possible, in the same position as if such Enterprise Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Enterprise Assets, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Enterprise Assets, are to inure from and after the Closing Date to Enterprise. If and when the Consents and/or Governmental Approvals, the absence of which caused the deferral of transfer of any Enterprise Asset pursuant to Section 2.1(d), are obtained, the transfer of the applicable Enterprise Asset shall be effected in accordance with the terms of this Agreement and/or the applicable Ancillary Agreement. The parties hereto agree that, as of the Closing Date, each party hereto shall be deemed to have acquired complete and sole beneficial ownership to all of the assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement and the Ancillary Agreements all of the Liabilities, and all duties, obligations and responsibilities incident thereto, that such party is entitled or required to hold or assume pursuant to this Agreement.

(c) Any disagreement regarding whether any Asset or Liability was or should have been transferred to, retained by or assumed by Radiant or Enterprise shall be resolved in accordance with the provisions of Article V.

SECTION 2.13.  Directors’ and Officers’ Indemnification and Insurance.

(a) Radiant agrees that all rights to indemnification (and advancement of expenses) and all rights with respect to the elimination or limitation of liability now existing in favor of all persons (hereinafter referred to as “Covered Persons”) who at any time (x) prior to the Closing Date were directors or officers of Radiant, and (y) after the Closing Date, were directors, officers or employees of Enterprise, provided in Radiant’s Articles of Incorporation and Bylaws and under any indemnification agreement or other contract listed in Schedule 2.13 attached hereto, as in effect as of the Closing Date, with respect to matters occurring at or prior to the Closing Date, shall survive after the Closing Date and shall continue in full force and effect for a period of six years after the Closing Date. During such period, Radiant shall not amend, repeal or otherwise modify such provisions for indemnification (and advancement of expenses) and elimination or limitation of liability in any manner that would materially and adversely affect the rights thereunder of Covered Persons in respect of actions or omissions occurring at or prior to the Close of the Separation Date (including, without limitation, the transactions contemplated by the Exchange Agreement), without the written consent of Enterprise, which consent shall not be unreasonably withheld or delayed, unless such modification is required by law; provided, however, that in the event any claim or claims are asserted or made either prior to the Closing Date or within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Without limiting the foregoing, from and after the Closing Date, Radiant shall indemnify, defend and hold harmless each Covered Person from and against any and all Liabilities of the Covered Persons relating to, arising out of or resulting from any claim of a current or former shareholder of Radiant against any of the Covered Persons made in connection with or related to the execution and delivery of the Exchange Agreement or any of the Related Agreements, or consummation of the Separation and the Exchange, whether asserted or claimed prior to, at or after the Closing Date, and shall pay each Covered Person any expenses, as incurred, in advance of the final disposition of any action relating to such claims; provided, however, that the Covered Persons shall not be entitled to such indemnity if a court of competent jurisdiction issues a final, nonappealable Order (as such term is defined in the Exchange Agreement) that (x) Goren did not provide the Special Committee with the “required disclosure” (as such term is defined in Section 14-2-860(4) of the Georgia Business Corporation Code) to the extent such information was not known by any member thereof, and (y) the Separation and Exchange are not entitled to the protections afforded by Section 14-2-861(b) of the Georgia Business Corporation Code.

(b) Radiant shall maintain, on a primary, non-contributory basis, for a period of six years after the Closing Date, directors’ and officers,’ errors and omissions, professional liability, employment practices, fiduciary, ERISA, and/or any other insurance (including all primary, umbrella and excess coverages) that provides coverage on a claims made basis if (but only if) such coverage is now provided on this basis (in at least the same amounts and on terms no less advantageous than the coverage currently provided under such policies) for events or in respect of actions or omissions occurring at or prior to the Closing Date for Covered Persons.

SECTION 2.14.  Late Payments.    Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount not paid when due pursuant to this Agreement or any Ancillary Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within 30 days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to the Applicable Rate plus 2%.

ARTICLE III

INDEMNIFICATION

SECTION 3.1.  Indemnification by Radiant.    Except as provided in Section 3.3, Radiant shall indemnify, defend and hold harmless Enterprise and each Person, if any, after the Closing Date who controls Enterprise within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Enterprise Indemnitees”), from and against any and all Liabilities of the Enterprise Indemnitees relating to, arising out of or resulting from the failure of Radiant or any other member of the Radiant Group or any other Person to pay, perform or otherwise promptly discharge any Excluded Liabilities. Subject to the last sentence of Section 6.1, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

SECTION 3.2.  Indemnification by Enterprise.    Except as provided in Section 3.3, Enterprise shall indemnify, defend and hold harmless Radiant, each member of the Radiant Group and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Radiant Indemnitees”) from and against any and all Liabilities of the Radiant Indemnitees relating to, arising out of or resulting from the failure of Enterprise to pay, perform or otherwise promptly discharge any Enterprise Liabilities in accordance with their respective terms after the date hereof. Subject to the last sentence of Section 6.1, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

SECTION 3.3.  Indemnification Obligations Net of Insurance Proceeds.

(a) The parties intend that any Liability subject to indemnification or reimbursement pursuant to this Article III will be net of Insurance Proceeds that actually reduce the amount of the Liability. Accordingly, the amount which any party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnitee in reduction of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b) An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “wind-fall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Nothing contained in this Agreement or any Ancillary Agreement shall obligate Enterprise or any member of the Radiant Group to seek to collect or recover any Insurance Proceeds.

SECTION 3.4.  Procedures for Indemnification.

(a) If an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) other than Enterprise or a member of the Radiant Group of any claim of or the commencement by any such Person of any Action (a “Third-Party Claim”) as to which such Indemnitee is entitled to indemnification pursuant to Section 3.1 or Section 3.2 of this Agreement, such Indemnitee shall notify the Indemnifying Party in writing, and in reasonable detail, of the Third-Party Claim promptly (and in any event within fifteen (15) Business Days) after becoming aware of such Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, promptly (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim.

(b) If a Third-Party Claim is made against an Indemnitee, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so elects in accordance with this Section 3.4(b), to assume the defense thereof with counsel selected by the Indemnifying Party. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party shall, within thirty (30) days (or sooner if the nature of the Third-Party Claim so requires), notify the Indemnitee in writing of its intent to do so, and the Indemnifying Party shall thereafter not be liable to the Indemnitee for legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that such Indemnitee shall have the right to employ counsel to represent such Indemnitee if, in the written opinion of such Indemnitee’s outside counsel, a conflict of interest between such Indemnitee and such Indemnifying Party exists in respect of such claim that would make representation of both such parties by one counsel inappropriate under applicable standards of professional responsibility, and in such event the fees and expenses of such separate counsel shall be paid by such Indemnifying Party; provided, further, however, that the Indemnifying Party shall not be obligated to pay the fees and expenses of more than one separate counsel for all Indemnitees in each jurisdiction in a single proceeding. If the Indemnifying Party elects to assume such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, subject to the proviso of the preceding sentence, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnifying Party has failed to assume the defense thereof (other than during the period prior to the time the Indemnitee shall have given notice of the Third-Party Claim as provided above). If the Indemnifying Party so elects to assume the defense of any Third-Party Claim, all of the Indemnitees shall cooperate with the Indemnifying Party in the defense or prosecution thereof, including by providing or causing to be provided, Information and witnesses as soon as reasonably practicable after receiving any request therefor from or on behalf of the Indemnifying Party.

(c) If an Indemnifying Party elects to assume the defense of a Third-Party Claim as provided above, in no event will the Indemnitee admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim without the Indemnifying Party’s prior written consent; provided, however, that the Indemnitee shall have the right to settle, compromise or discharge such Third-Party Claim without the consent of the Indemnifying Party if the Indemnitee releases the Indemnifying Party from its indemnification obligation hereunder with respect to such Third-Party Claim and such settlement, compromise or discharge would not otherwise adversely affect the Indemnifying Party. If an Indemnifying Party elects to assume the defense of a Third-Party Claim as provided above, the Indemnitee will agree to any settlement, compromise or discharge of a Third-Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third-Party Claim and releases the Indemnitee completely in connection with such Third-Party Claim; provided, however, that, notwithstanding the foregoing, the Indemnitee shall not be required hereunder to agree to any such settlement, compromise or discharge involving the stipulation of facts or the adjudication of any question that the Indemnitee determines in its discretion would have an adverse effect on the Indemnitee in any other proceeding or otherwise would affect adversely the Indemnitee. If an Indemnifying Party elects not to assume the defense of a Third-Party Claim, or fails to notify an Indemnitee of its election to do so as provided herein, such Indemnitee may compromise, settle or defend such Third-Party Claim, and such Indemnitee may recover the Indemnifiable Losses in connection with such compromise, settlement or defense from the Indemnifying Party.

(d) Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnitee in defending such Third-Party Claim) if the Third-Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnitee which the Indemnitee reasonably determines, after conferring with its counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

(e) In the event of payment by an Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim.

SECTION 3.5.  Additional Matters.

(a) Any claim on account of a Liability which does not result from a Third Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of 30 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 30-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 30-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by Article V of this Agreement.

(b) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(c) In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnified Party or Indemnifying Party shall so request, the parties shall endeavor to substitute the Indemnifying Party for the named defendant if at all practicable. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this section, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement.

SECTION 3.6.  Remedies Cumulative.    The remedies provided in this Article III shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

SECTION 3.7.  Survival of Indemnities.    The rights and obligations of each of Radiant and Enterprise and their respective Indemnitees under this Article III shall survive the sale or other transfer by any party of any Assets or businesses or the assignment by it of any Liabilities.

ARTICLE IV

ACCESS TO INFORMATION

SECTION 4.1.  Agreement for Exchange of Information.

(a) Radiant agrees to provide, or cause to be provided, at any time after the Closing Date, as soon as reasonably practicable after written request of Enterprise therefor, any Information in the possession or under the control of Radiant that (i) relates to (x) Enterprise, the conduct of the Enterprise Business up to the Closing Date or the ownership of the Enterprise Assets up to the Closing Date, or (y) any Ancillary Agreement (other than the Tax Disaffiliation Agreement), (ii) Enterprise reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on Enterprise (including under applicable securities or Tax laws) by a Governmental Authority having jurisdiction over the requesting party, (B) for use in any other Action or in order to satisfy audit, accounting, claims, regulatory, litigation, Tax or other similar requirements, in each case other than claims or allegations that one party to this Agreement has against the other or (C) subject to clause (B) above, to comply with its obligations under this Agreement, or any Ancillary Agreement; provided, however, that in the event that any party determines that any such provision of Information could be commercially detrimental, violate any law or agreement, or waive any attorney-client privilege, the parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. Radiant shall arrange, as soon as reasonably practicable following the receipt of such request, to provide such Information (or appropriate copies thereof if Radiant has a reasonable need to retain the originals) in the possession or control of Radiant or any of the Radiant Subsidiaries.

(b) Enterprise agrees to provide, or cause to be provided, at any time after the Closing Date, as soon as reasonably practicable after written request of Radiant therefor, any Information in the possession or under the control of Enterprise that (i) relates to (x) Radiant, the conduct of the Radiant Business up to the Closing Date or the ownership of the Radiant Assets up to the Closing Date, or (y) any Ancillary Agreement (other than the Tax Disaffiliation Agreement), (ii) Radiant reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on Radiant (including under applicable securities or tax laws) by a Governmental Authority having jurisdiction over the requesting party, (B) for use in any other Action or in order to satisfy audit, accounting, claims, regulatory, litigation, tax or other similar requirements, in each case other than claims or allegations that one party to this Agreement has against the other or (C) subject to clause (B) above, to comply with its obligations under this Agreement, or any Ancillary Agreement; provided, however, that in the event that any party determines that any such provision of Information could be commercially detrimental, violate any law or agreement, or waive any attorney-client privilege, the parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence. Enterprise shall arrange, as soon as reasonably practicable following the receipt of such request, to provide such Information (or appropriate copies thereof if Radiant has a reasonable need to retain the originals) in the possession or control of Enterprise, but only to the extent such items are not already in the possession or control of Radiant or any Subsidiary thereof.

SECTION 4.2.  Access to Information.    From and after the Closing Date, each of Radiant and Enterprise shall afford to the other and its authorized Representatives reasonable access during normal business hours, subject to appropriate restrictions for classified, privileged or confidential information, to the personnel, properties, and Information of such party and its Subsidiaries insofar as such access is reasonably required by the other party and relates to (x) such other party or the conduct of its business or ownership of its Assets prior to the Closing Date or (y) any Ancillary Agreement.

SECTION 4.3.  Reimbursement; Other Matters.    Except to the extent otherwise contemplated by any Ancillary Agreement, a party providing Information or access to Information to the other party under this Article IV shall be entitled to receive from the recipient, upon the presentation of invoices therefor, reimbursement for payments made for supplies, disbursements and other out-of-pocket expenses (including attorneys’ fees and disbursements), as may be reasonably incurred in creating, gathering, copying and providing such Information or access to Information.

SECTION 4.4.  Confidentiality.    Neither Radiant nor Enterprise shall use or permit the use of (without the prior written consent of the other) and each such entity shall keep, and shall cause its Representatives to keep, confidential all Information concerning the other party in its possession, its custody or under its control (except to the extent that (A) such information has been in the public domain through no fault of such party or (B) such information has been later lawfully acquired from other sources by such party, (C) this Agreement or any other Ancillary Agreement or any other agreement entered into pursuant hereto permits the use or disclosure of such information, or (D) was independently generated without reference to any proprietary or confidential Information of the other party) to the extent such information, (w) relates to or was acquired during the period up to the Closing Date, (x) relates to any Ancillary Agreement, (y) is obtained in the course of performing services for the other party pursuant to any Ancillary Agreement, or (z) is based upon or is derived from information described in the preceding clauses (w), (x) or (y), and each party shall not (without the prior written consent of the other) otherwise release or disclose such information to any other Person, except such party’s Representatives, unless compelled to disclose such information by judicial or administrative process or unless such disclosure is required by Law and such party has provided the other party with prompt notice of such requirement in order to afford the other party the opportunity to seek an appropriate protective order or other remedy. No party shall release or disclose any such Information to any other Person, except its Representatives who shall be advised of and agree to comply with the provisions of this Section 4.4. Notwithstanding the foregoing, each of the parties may disclose to any and all Persons, without limitation of any kind, the U.S. federal Tax treatment and Tax structure of the transaction and all materials of any kind (including opinions or other Tax analyses) that are provided to the parties relating to such Tax treatment and Tax structure.

SECTION 4.5.  Privileged Matters.    The parties hereto recognize that legal and other professional services that have been and will be provided prior to the Closing Date have been and will be rendered for the benefit of Radiant and Enterprise, and that each of the members of Radiant Group and Enterprise should be deemed to be the client for the purposes of asserting all privileges which may be asserted under applicable Law. Except as otherwise specifically provided in the Tax Disaffiliation Agreement with respect to tax matters, to allocate the interests of each party in the information as to which any party is entitled to assert a privilege, the parties agree as follows:

(a) Radiant shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the Radiant Business, whether or not the privileged information is in the possession of or under the control of Radiant or Enterprise. Radiant shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information that relates solely to the subject matter of any claims constituting Excluded Liabilities, now pending or which may be asserted in the future, in any Action initiated against or by Radiant, whether or not the privileged information is in the possession of or under the control of Radiant or Enterprise.

(b) Enterprise shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the Enterprise Business, whether or not the privileged information is in the possession of or under the control of Radiant or Enterprise. Enterprise shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged information which relates solely to the subject matter of any claims constituting Enterprise Liabilities, now pending or which may be asserted in the future, in any Action initiated against or by Enterprise, whether or not the privileged information is in the possession of Enterprise or under the control of Radiant or Enterprise.

(c) The parties hereto agree that they shall have a shared privilege, with equal right to assert or waive, subject to the restrictions in this Section 4.5, with respect to all privileges not allocated pursuant to the terms of Sections 4.5(a) and 4.5(b). All privileges relating to any Action, disputes or other matters which involve Radiant and Enterprise in respect of which such parties retain any responsibility or liability under this Agreement, shall be subject to a shared privilege among them.

(d) No party hereto may waive any privilege which could be asserted under any applicable Law, and in which any other party hereto has a shared privilege, without the consent of the other party, which consent shall not be unreasonably withheld or delayed, except to the extent reasonably required in connection with any Action with Third Parties or as provided in subsection (e) below. Consent shall be in writing, or shall be deemed to be granted unless written objection is made within twenty (20) days after notice upon the other party requesting such consent.

(e) In the event of any Action or dispute between any of the parties hereto, any party and a Subsidiary of another party hereto, or a Subsidiary of one party hereto and a Subsidiary of another party hereto, either such party, to the extent necessary in connection with such Action or dispute, may waive a privilege in which the other party has a shared privilege, without obtaining the consent of the other party, provided that such waiver of a shared privilege shall be effective only as to the use of information with respect to such Action or dispute between the relevant parties and/or their Subsidiaries, and shall not operate as a waiver of the shared privilege with respect to Third Parties.

(f) If a dispute arises between or among the parties hereto or their respective Subsidiaries regarding whether a privilege should be waived to protect or advance the interest of any party, each party agrees that it shall negotiate in good faith, shall endeavor to minimize any prejudice to the rights of the other parties, and shall not unreasonably withhold consent to any request for waiver by another party. Each party hereto specifically agrees that it will not withhold consent to waiver for any purpose except to protect its own legitimate interests.

(g) Upon receipt by any party hereto or by any Subsidiary thereof of any subpoena, discovery or other request which arguably calls for the production or disclosure of information subject to a shared privilege or as to which another party has the sole right hereunder to assert a privilege, or if any party obtains knowledge that any of its or any of its Subsidiaries’ current or former Representatives has received any subpoena, discovery or other requests which arguably calls for the production or disclosure of such privileged information, such party shall promptly notify the other party of the existence of the request and shall provide the other party a reasonable opportunity to review the information (to the extent such information is available to such party) and to assert any rights it or they may have under this Section 4.5 or otherwise to prevent the production or disclosure of such privileged information.

(h) The transfer of all Information and other information pursuant to this Agreement is made in reliance on the agreement of Radiant and Enterprise, as set forth in Sections 4.4 and 4.5, to maintain the confidentiality of privileged information and to assert and maintain all applicable privileges. The access to information being granted pursuant to Sections 4.1 and 4.2 hereof, the agreement to provide witnesses and individuals pursuant to Sections 2.6 and 3.4 hereof, the furnishing of notices and documents and other cooperative efforts contemplated by Section 3.4 hereof, and the transfer of privileged information between and among the parties and their respective Subsidiaries pursuant to this Agreement shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

SECTION 4.6.  Ownership of Information.    Any Information owned by one party or any of its Subsidiaries that is provided to a requesting party pursuant to this Article IV shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

SECTION 4.7.  Retention of Records.

(a) Radiant shall deliver to Enterprise upon Enterprise’s request all Information that are specifically identified by Enterprise and known by Radiant, after reasonable inquiry, to be in its control or possession relating to Enterprise Assets, Enterprise Liabilities or the Enterprise Business. Except (a) as provided in the Tax Disaffiliation Agreement or (b) when a longer retention period is otherwise required by Law or agreed to in writing, the Radiant Group and Enterprise shall retain in a reasonably retrievable format, for a period of at least six (6) years, all Information relating to the Enterprise Business as of the Closing Date. Notwithstanding the

foregoing, in lieu of retaining any specific Information, Radiant may offer in writing to deliver such Information to Enterprise and, if such offer is not accepted within ninety (90) days, the offered Information may be destroyed or otherwise disposed of at any time. If Enterprise shall request in writing prior to the expiration of such 90-day period that any of the Information proposed to be destroyed or disposed of be delivered to Enterprise, Radiant shall promptly arrange for delivery of such requested Information (at Enterprise’s cost).

(b) Enterprise shall deliver to Radiant upon Radiant’s request all Information that are specifically identified by Radiant and known by Enterprise, after reasonable inquiry, to be in its control or possession relating to Radiant Assets, Excluded Liabilities or the Radiant Business. Except (a) as provided in the Tax Disaffiliation Agreement or (b) when a longer retention period is otherwise required by Law or agreed to in writing, the Radiant Group and Enterprise shall retain in a reasonably retrievable format, for a period of at least six (6) years, all Information relating to the Radiant Business as of the Closing Date. Notwithstanding the foregoing, in lieu of retaining any specific Information, Enterprise may offer in writing to deliver such Information to Radiant and, if such offer is not accepted within ninety (90) days, the offered Information may be destroyed or otherwise disposed of at any time. If Radiant shall request in writing prior to the expiration of such 90-day period that any of the Information proposed to be destroyed or disposed of be delivered to Radiant, Enterprise shall promptly arrange for delivery of such requested Information (at Radiant’s cost).

SECTION 4.8.  Limitation of Liability; Release.

(a) Except as set forth in any Ancillary Agreement, no party shall have any liability to any other party in the event that any information exchanged or provided pursuant to this Agreement which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate.

(b) Effective upon the Closing Date and except as otherwise specifically set forth in this Agreement, each of Radiant and Enterprise releases and forever discharges the other and its Representatives and Subsidiaries, of and from all Liabilities against such other party, its Representatives and Subsidiaries or any of its successors or assigns, which the releasing party has or ever had, which arise out of or relate to events, circumstances or actions taken by such other party prior to the Closing Date; provided, however, that the foregoing general release shall not apply to this Agreement, the Exchange Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby and shall not affect either party’s right to enforce this Agreement or any of the Ancillary Agreements in accordance with their terms.

SECTION 4.9.  Other Agreements Providing for Exchange of Information.    The rights and obligations granted under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in any Ancillary Agreement.

ARTICLE V

DISPUTE RESOLUTION

SECTION 5.1.  Negotiation.    In the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or otherwise arising out of, or in any way related to this Agreement or the transactions contemplated hereby, including any claim based on contract, tort, statute or constitution (collectively, “Agreement Disputes”), the management of the parties shall negotiate in good faith for a reasonable period of time to settle such Agreement Dispute; provided, further, however, such reasonable period shall not, unless otherwise agreed by the parties in writing, exceed thirty (30) days from the time the parties began such negotiations; and provided, further, however, that in the event of any arbitration in accordance with Section 5.2, (i) the parties shall not assert the defenses of statute of limitations and laches arising for the period beginning after the date the parties began negotiations hereunder, and (ii) any statute of limitations or any contractual time period or deadline under this Agreement or any Ancillary Agreement shall not be deemed to have passed with respect to such Agreement Dispute until such Agreement Dispute has been resolved.

SECTION 5.2.  Arbitration.    If after such reasonable period such management are unable to settle such Agreement Dispute (and in any event, unless otherwise agreed in writing by the parties, after forty-five (45) days have elapsed from the time the parties began such negotiations), such Agreement Dispute shall be determined, at the demand of any party, by binding arbitration unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Any such arbitration shall be held in Fulton County, Atlanta before and in accordance with the Rules. Shareholder and Radiant shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a court of competent law or equity, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of a majority of the three arbitrators as to the validity and amount of any claim shall be binding and conclusive upon the parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrators. The parties agree to comply with any award made in any such arbitration proceedings that has become final in accordance with the Rules and agree to enforcement of or entry of judgment upon such award Judgment upon any award rendered by the arbitrators shall be entered in any court of competent jurisdiction located in Fulton County, Georgia, and in connection therewith, hereby irrevocably and unconditionally (i) consents to submit itself or himself to the personal jurisdiction of any Georgia state or federal court located in the City of Atlanta, (ii) waives any objection to the laying of venue of any such action, suit or proceeding in any Georgia state or federal court located in the City of Atlanta, and (iii) waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 5.3.  Continuity of Service and Performance.    Unless otherwise agreed in writing, the parties will continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article V with respect to all matters not subject to such dispute, controversy or claim.

SECTION 5.4.  Other Remedies.    Nothing in this Article V shall limit the right that any party may otherwise have to seek to obtain from any court of competent jurisdiction (a) preliminary injunctive relief in order to preserve the status quo pending the resolution of a dispute or (b) temporary or permanent injunctive relief from any breach of any provisions of this Agreement. By seeking such relief, a party in no way waives its arbitration rights under this Agreement.

ARTICLE VI

MISCELLANEOUS

SECTION 6.1.  Complete Agreement; Construction.    This Agreement, including the Exhibits and Schedules, and the Ancillary Agreements shall constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule hereto, the Schedule shall prevail. Other than Section 4.5 and Article V, which shall prevail over any inconsistent or conflicting provisions in any Ancillary Agreement, notwithstanding any other provisions in this Agreement to the contrary, in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, such Ancillary Agreement shall control.

SECTION 6.2.  Ancillary Agreements.    Subject to the last sentence of Section 6.1, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

SECTION 6.3.  Counterparts.    This Agreement may be executed in one or more counterparts (including by telecopy), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

SECTION 6.4.  Survival of Agreements.    Except as otherwise contemplated by this Agreement, all covenants and agreements of the parties contained in this Agreement shall survive the Closing Date.

SECTION 6.5.  Separation Expenses.    Except as otherwise set forth in this Agreement or any Ancillary Agreement, each party shall bear its own costs and expenses in connection with the preparation, execution, delivery, printing and implementation of this Agreement and any Ancillary Agreement, the Proxy Statement and the Separation and the consummation of the transactions contemplated thereby, and such costs and expenses shall be deemed to be Enterprise Liabilities or Excluded Liabilities, respectively. Further, except as otherwise set forth in this Agreement or any Ancillary Agreement, each party shall bear its own costs and expenses incurred after the Closing Date, and any amount or expense to be paid or reimbursed by any party hereto to any other party hereto (other than Enterprise Expenses which are reimbursed to Radiant through an adjustment to the Cash Contribution under Section 2.2) shall be so paid or reimbursed promptly after the existence and amount of such obligation is determined and written demand therefor is made.

SECTION 6.6.  Notices.    Any notice or communication required or permitted hereunder (each a “Notice”) shall be in writing, shall be effective when received, and shall in any event be deemed to have been received (a) when delivered, if delivered personally or by commercial delivery service, (b) three (3) Business Days after deposit with U.S. Mail, if mailed by registered or certified mail (return receipt requested), or (c) one (1) business day after the business day of deposit with Federal Express, UPS or similar overnight courier for next day delivery (or two (2) Business Days after such deposit if deposited for second business day delivery), if delivered by such means to the parties at the following addresses (or at such other address for a party as shall be specified by like Notice):

If to Radiant, addressed to:

Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, Georgia 30022

Attention: Mark W. Haidet, Chief Financial Officer

Telephone: (770) 576-6404

with a copy to:

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, Suite 3100

Atlanta, Georgia 30309

Attention: Arthur Jay Schwartz

Telephone No.: (404) 815-3500

with a copy to:

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

Attention: Russell B. Richards

Telephone No.: (404) 572-4600

If to Enterprise, addressed to:

Wave Enterprise Systems, Inc.

3905 Brookside Parkway

Alpharetta, Georgia 30022

Attention: David Schulman, General Counsel

Telephone: (770) 576-7030

with a copy to:

Kilpatrick Stockton LLP

1100 Peachtree Street

Suite 2800

Atlanta, Georgia 30309

Attention:	Larry D. Ledbetter
Bruce D. Wanamaker

Telephone No.: (404) 815-6500

SECTION 6.7.  Waivers.    The failure of any party to require strict performance by any other party of any provision in this Agreement will not waive or diminish that party’s right to demand strict performance thereafter of that or any other provision hereof.

SECTION 6.8.  Amendments.    This Agreement may not be modified or amended except by an agreement in writing signed by duly authorized Representatives of each of the parties hereto.

SECTION 6.9.  Successors and Assigns.    The provisions to this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

SECTION 6.10.  Termination.    After the Closing Date, this Agreement may not be terminated except by an agreement in writing signed by the parties; provided, however, that Article III shall not be terminated or amended after the Closing Date in respect of any Indemnitees not a party to this Agreement without the consent of such Persons.

SECTION 6.11.  Subsidiaries.    Each of the parties hereto shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such party or by any entity that is contemplated to be a Subsidiary of such party on and after the Closing Date.

SECTION 6.12.  Parties in Interest.    Except for the right of Indemnitees to enforce the provisions of Article III hereof, this Agreement is solely for the benefit of the parties hereto and their respective Subsidiaries and Affiliates, and no provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner of any party hereto or any other Person unless specifically provided otherwise herein.

SECTION 6.13.  Title and Headings.    The title and section headings and subheadings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 6.14.  Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia applicable to contracts made and to be performed in the State of Georgia, without regard to any laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 6.15.  Severability.    If any provision of this Agreement is held or declared by a court of competent jurisdiction to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, the parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic or operational effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

[Signatures follow on next page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

RADIANT SYSTEMS, INC.

By:
Name:
Title:

WAVE ENTERPRISE SYSTEMS, INC.

By:
Name:
Title: